

January 6, 2020

Jed A. Latkin
Chief Executive Officer
Navidea Biopharmaceuticals, Inc.
4995 Bradenton Avenue, Suite 240
Dublin, OH 43017-3552

      Re: Navidea Biopharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed December 31, 2019
          File No. 333-235762

Dear Mr. Latkin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Faith L. Charles, Esq.